Exhibit 99.12

PRESS RELEASE

Nigeria: TotalEnergies launches the Ima Gas Development to
Supply Nigeria LNG liquefaction plant

Paris, September 23, 2026 – TotalEnergies (40%, operator), together with its partner AMNI (60%), have taken the Final Investment Decision (FID) for the development of the Ima gas field, straddling the OML 112 and 117 offshore licenses in Nigeria.

Located in shallow waters close to Bonny Island, the Ima gas field will be developed with a single platform, connected through a 22 km pipeline to Nigeria LNG (15%, TotalEnergies). Production start-up is expected in 2028, with a plateau of 350 million cubic feet per day (representing over 60,000 barrels of oil equivalent per day). Once on stream, the Ima field will supply about one-third of the gas required for the ongoing Nigeria LNG Train 7 expansion project, which will increase the liquefaction plant capacity from 22 million tons per annum (Mtpa) to 30 Mtpa.

Ima is a low-cost and low-emissions development, with a simplified platform design, electric power supply from shore, no flaring, and permanent methane detection and monitoring.

Developed in partnership with the Nigerian company AMNI, Ima project is characterized by strong Nigerian content, with all key contractors being local companies. It will also contribute to local community development, with around 60% of the workforce expected to be sourced from host communities during the project development.

“We are very pleased to announce the FID for the Ima gas project, marking a new milestone in the deployment of our integrated gas strategy in Nigeria. After the Ubeta project sanctioned in 2024 and expected to start-up next year, Ima demonstrates again our ability to unlock new low-cost and low-emissions gas resources, following the incentives introduced by the Nigerian Government for non-associated gas developments”, said Nicolas Terraz, President Exploration & Production at TotalEnergies. “This new project will contribute significantly to Nigeria LNG gas supply and create lasting value for its partners and for Nigeria.”

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 188,000 boe/d produced in 2025. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).